Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



04036166

RECEIVED
2004 AUG 11 A 8:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum
2004-08-09

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Growth boosted by Dial – Henkel sales and profits increase".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.

8/11



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09.08.2004 07:38
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Thema: Press Release: "Henkel sales and profits increase"



Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel sales and profits increase", which we just distributed to the media.

With my very best regards,

Ernst Primosch

Press release

Growth boosted by Dial

Henkel sales and profits increase

The Henkel Group increased sales, adjusted for foreign exchange, by 19.2 percent to 2.756 billion euros in the second quarter of 2004 due primarily to acquisitions. Operating profit (EBIT) in the second quarter rose 14.0 percent to 198 million euros, adjusted for foreign exchange.

"Dial, Henkel Technologies and the Adhesives business sectors each made an important contribution to these encouraging quarterly results," said Ulrich Lehner, President and CEO of the Henkel Group. "We confirm our profit and earnings guidance for 2004 and expect our business outside Europe to be the engine for growth."

Düsseldorf – In the second quarter of 2004, the Henkel Group increased **sales adjusted for foreign exchange** by 19.2 percent to 2.756 billion euros, primarily due to the integration of the Dial acquisition into the Henkel Group. Adjusted for foreign exchange and acquisitions/divestments, organic sales growth was about 1.7 percent. Organic growth came

primarily from the Consumer and Craftsmen Adhesives and Henkel Technologies business sectors, while within Europe the environment for the Laundry & Home Care and Cosmetics/Toiletries business sectors was hampered by sluggish consumer demand. Dial alone showed an organic sales growth, compared with the prior-year quarter, of more than 4 percent. **Operating profit (EBIT)** adjusted for foreign exchange was 198 million euros, a 14.0 percent improvement over the same period last year. Before foreign exchange, operating profit was 10.4 percent above the prior year level.

Due to the amortization of goodwill arising from the Dial acquisition, the **return on sales** fell by 0.4 percentage points to 7.2 percent.

Return on capital employed (ROCE) decreased by 4.9 percentage points to 11.8 percent due to the increase in the capital base caused by the acquisitions. **Financial items** decreased from 13 million euros to 7 million euros.

Net earnings for the quarter, after minority interests, increased 6.5 percent above the previous year´s quarter, to 131 million euros. The **tax rate** was 34.2 percent. **Earnings per preferred share** rose 7.0 percent to 0.92 euros from 0.86 euros in the previous-year´s quarter. Before goodwill amortization, earnings per preferred share amounted to 1.37 euros, a 26.9 percent increase compared with the previous year.

Development of Business Sectors

Laundry & Home Care sales increased 24.5 percent to 938 million euros in the second quarter, after adjusting for foreign exchange, primarily due to the acquisition of Dial. After adjustment for foreign exchange and acquisitions/divestments, sales were 5.9 percent below the previous year. Operating profit after adjusting for foreign exchange fell 7.9 percent to 67 million euros, and before adjustment 9.4 percent. Trade and sales promotion activities were implemented to defend market shares. With the respective Dial activities now factored in, Henkel expects this business sector to grow operating profit for 2004 in the high single-digit percentage range after adjusting for foreign exchange.

Cosmetics/Toiletries sales were 661 million euros for the second quarter of 2004, a 23.7 percent increase after adjusting for foreign exchange. This increase is primarily due to the Dial, ARL and Indola acquisitions. After adjustment for foreign exchange and acquisitions/divestments, sales fell 0.2 percent. EBIT adjusted for foreign exchange

increased 13.8 percent to 61 million euros. Before adjustment for foreign exchange, operating profit rose 12.5 percent. The salon business in particular showed encouraging growth. With the ARL and Indola acquisitions and the body care activities of Dial now included, Henkel expects for this business sector growth in operating profit adjusted for foreign exchange to be in double-digits in fiscal 2004.

Consumer and Craftsmen Adhesives sales, after adjusting for foreign exchange, rose in the second quarter 21.1 percent to 365 million euros. After adjusting for foreign exchange and acquisitions/divestments, sales rose by 7.9 percent compared with the previous year.

EBIT of 35 million euros, adjusted for foreign exchange, was 19.1 percent above the previous year's level. Before adjustment, EBIT rose 13.2 percent. The balanced portfolio and reduced dependency on the core European markets are having a very positive effect on the performance of this business sector. For the full year 2004, Henkel expects this business sector to generate double-digit growth in operating profit after adjusting for foreign exchange.

In the second quarter of 2004, **Henkel Technologies** reported an 11.9 percent increase in sales to 728 million euros after adjusting for foreign exchange. After adjusting for foreign exchange and acquisitions/divestments, sales grew 10.9 percent. EBIT, adjusted for foreign exchange, rose 29.6 percent to 69 million euros. Before adjustment for foreign exchange, EBIT increased 24.2 percent. The positive growth in sales and profits was aided by a buoyant market and the launch of new products and applications by virtually all business units in this segment. Henkel expects the Technologies business sector to grow double-digits in operating profit for the full year 2004, after adjusting for foreign exchange.

Regional Performance

The acquisitions of Dial and ARL in the USA have resulted in a marked shift in Henkel's regional portfolio. The share of sales in the North America region increased from 12 percent to 21 percent. The share of sales of the other regions decreased accordingly, with a particularly noticeable fall from 74 percent to 65 percent occurring in the Europe/Africa/Middle East region.

Europe/Africa/Middle East sales, after adjusting for foreign exchange, increased 1.6 percent to 1,779 million euros and before adjustment rose 1.1 percent. **Germany** sales

declined 5.6 percent due to persistently sluggish consumer demand. Only Henkel Technologies was able to increase sales in Germany. Operating profit in the region as a whole fell by 9.0 percent to 175 million euros after adjusting for foreign exchange.

At 588 million euros, sales in **North America** more than doubled, both before and after adjusting for foreign exchange, primarily due to the Dial and ARL acquisitions. Operating profit also more than doubled to 33 million euros as a result of the acquisitions.

Latin America sales, after adjusting for foreign exchange, rose 56.9 percent to 124 million euros as a result of the economic recovery of the region and acquisitions in Laundry & Home Care and Adhesives. Compared with the previous-year's quarter, operating profit more than doubled from 3 million euros to 8 million euros.

Asia-Pacific sales after adjusting for foreign exchange, were 20.0 percent above the previous year's level. Here, the acquisitions made in Adhesives and the highly encouraging performance of Henkel Technologies had a positive effect. Operating profit also increased considerably, from 2 million euros to 16 million euros.

Major Events

On May 13, 2004, Cognis repaid to Henkel a loan (vendor note) for 350 million euros. The total amount redeemed including interest was about 413 million euros.

Effective June 1, 2004, Henkel took over the Indola operation from Alberto-Culver, thus strengthening its European salon business.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel holds a participating interest of 28.2 percent, realized sales of 1,043 million US dollars in the second quarter of 2004. This is a rise of 10 percent compared with the previous year. Net earnings for Ecolab in the quarter increased disproportionately 17 percent to 78 million US dollars. The market value of the participation as of June 30, 2004, amounted to 1.9 billion euros.

The Clorox Company of Oakland, California, USA, in which Henkel holds a 28.8 percent participating interest, generated sales of 1,243 million US dollars in the fourth quarter of its

2003/2004 financial year. This is an 8 percent increase above the prior-year quarter. Net earnings for the quarter increased 24 percent to 185 million US dollars. The market value of the participation as of June 30, 2004, amounted to 2.7 billion euros.

Employees

As of June 30, 2004, the number of employees at the Henkel Group including Dial was 50,983. The percentage of Henkel personnel working outside Germany is now 79 percent.

Outlook

Owing to the difficult consumer market conditions prevalent in Europe, Henkel is concentrating in fiscal 2004 on securing its profit targets and market positions. The necessary steps for the second half of the year have already been initiated and are expected to be funded by savings achieved in all segments of the company. As previously disclosed, the Henkel Group now expects organic growth (after adjusting for foreign exchange and acquisitions/divestments) to be in the range of 2 percent. The Consumer and Craftsmen Adhesives and Henkel Technologies business sectors are expected to make a disproportionate contribution. Henkel continues to confirm guidance that Dial is expected to achieve organic sales growth of 3 to 4 percent.

Overall profit and earnings targets are confirmed, guidance for earnings per share before goodwill amortization increases slightly: Henkel continues to expect the Henkel Group including Dial to grow earnings before interest, tax and goodwill amortization (EBITA) about 20 percent, after adjusting for foreign exchange.

Henkel expects growth in operating profit (EBIT), after adjusting for foreign exchange, to be in the mid teens. Growth in earnings per share before goodwill amortization is now expected to be in the mid teens due to a lower tax rate.

August 9, 2004

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the

actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

Email: press@henkel.com
press.henkel.com

More information about the Q2-figures are available at http://q.henkel.com

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